UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2024
Commission File Number 001-40974
GLOBALFOUNDRIES Inc.
400 Stonebreak Road Extension
Malta, NY 12020
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
    Form 20-F ☒  Form 40-F ☐

At the Annual General Meeting of Shareholders, held on July 30, 2024, the shareholders of GLOBALFOUNDRIES Inc. (the “Company”) approved the following proposals: (1) the election of Ahmed Yahia (with 98.20% in favor), Elissa Murphy (with 99.95% in favor), and Dr. Bobby Yerramilli-Rao (with 99.98% in favor) as Class III directors of the Company, each to serve for a three-year term, or until such person resigns or is removed in accordance with the terms of the Company’s Amended and Restated Memorandum and Articles of Association, and (2) the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent public accounting firm for the fiscal year ending December 31, 2024 (with 98.64% in favor).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBALFOUNDRIES Inc.

Date: August 1, 2024	By:	/s/ John Hollister
	Name:	John Hollister
	Title:	Chief Financial Officer